Mail Stop 3561

July 10, 2006

Scott Flood
Secretary
Structured Products Corp.
390 Greenwich Street
New York, NY 10013

Re: Structured Products Corp.
Registration Statement on Form S-3
Filed June 27, 2006
File No. 333-133978

Dear Mr. Flood:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prospectus Supplement
General

1. We note your response to our prior comment 6, but reissue the comment. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index. From your response, it is unclear to us what you mean by "other indexes." Please clarify what you mean in your response.

Summary, S-1
Additional Underlying Securities, page S-4

2. We note your added disclosure in response to our prior comment 7. Please advise us how the addition of underlying securities would meet the requirement in the definition of asset-backed security that the asset pool be discrete.

3. Also, we could not locate disclosure in the base prospectus regarding the ability to add underlying securities. Please revise or advise.

4. While we note your response to prior comment 10, please revise your subheading to indicate that you are also summarizing additional issuances of certificates.

[Call [Rights] [Warrants], S-6

5. Please confirm that, consistent with the disclosure in the base prospectus, any call rights or warrants granted by the issuing entity (including those described in the form of prospectus supplement), that entitle their holders to call the Certificates for redemption or to purchase the Deposited Assets, will be exercisable only when the aggregate principal balance of the outstanding Deposited Assets for such Series at the time of purchase is less than 10% of the aggregate principal balance of the Deposited Assets at the Cut-off Date for that Series. We also note your disclosure on page S-27 and page 50 of the base prospectus.

Description of Swap Agreement, S-27

6. We note your revised disclosure in the base prospectus at page 39 that, "any put or call will be designed to assure the servicing or timely distribution of proceeds to Certificateholders and will thus (sic) be an 'eligible asset' within the meaning of Rule 3a-7(b)(1) under the Investment Company Act." Please further explain why the put options described, which would entitle the issuing entity to put to the Swap Counterparty the Certificates at Par, and call options are otherwise consistent with Rule 3a-7 under the Investment Company Act of 1940. In so doing, please explain in detail the terms under which an issuing entity would exercise such put options. Also, please explain when the issuing entity would acquire call options and when those call options would be exercised by the issuing entity.

Base Prospectus

Other Deposited Assets, page 36

> 7. Please revise to explain or tell us on a supplemental basis what is meant by "assets ancillary or incidental to the Underlying Securities."

Credit Support, page 37
Financial Guaranty Insurance, page 39

> 8. We note your response to our prior comment 12 and reissue the comment. Please briefly explain how the financial guaranty insurance will operate. You should provide a description of all anticipated credit enhancements in the base.
>
> 9. Also**,** while we note your response to prior comment 12, please revise to indicate that you will disclose the financial information as outlined in 1114(b)(2)(a) if the entity will be liable or contingently liable to provide payments representing 10% or more, but less than 20%.
>
> 10. We note your response to prior comment 13. Please provide your analysis as to why the financial guaranty policy is a security exempt from registration. Refer to Section 3 of the Securities Act.

Retained Interest, Administrative Agent Compensation and payment of Expenses, page 43

> 11. We note your response to prior comment 18, however, your disclosure on page 43 does not comport with your response. Please revise your disclosure accordingly.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Al B. Sawyers, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Fax: (212) 506-5151